U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezue
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas June 15th, 2003

[redacted]

04030890

Office of International Corporate Financ
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

RECEIVED
2004 JUN 22 A 9:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: Special Counsel
Office of International Corporate Finance

SUPPL

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
<u>Rule 12g3-2 (b) File N° 82-4240</u>

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

Very truly yours,

dw 6/22

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317
Phone No 58-212-9012245

Manufacturas de Papel, C.A. (MANPA), S.A.C.A.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, April 27, 2004.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

For your due knowledge and subsequent purposes, attached hereto please find copy of the Commercial Registry of General Shareholder's Meeting of this company held on March 26, 2004.

Having no further matter to discuss,

Sincerely,

MAUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.

RECEIVED
2004 JUN 22 A 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclose as indicated. ---

MINISTRY OF THE INTERIOR AND JUSTICE.

FIRST COMMERCIAL REGISTRY OFFICE of the Judicial Circuit of the Capital District and Miranda State.

LAWYER DEBORA PUTERMAN DE HECKER, FIRST COMMERCIAL REGISTRAR OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE, DOES

HEREBY CERTIFY THAT: The entry of Commercial Registry herein transcribed, which original is inserted to Volume 59-A-Pro, Number 24 of the year 2004 as well as the Participation, Note and Document transcribed herein are a true copy of their original, which are of the following tenor.

THIS FOLIO BELONGS TO : MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

0/MAR--

Citizen

Commercial Registrar of the Judicial Circuit of the Federal District and Miranda State.

Your Office.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A**., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, File 3251 before you I respectfully appeared to inform you that in **General Shareholder's Meeting** of my principal held on **March 26, 2004** the following was approved:

1.- The Financial Statements corresponding to the fiscal year between January the 1st and December the 31st of 2003, in view of the reports by the Board of Directors and the Statutory Auditors.

2.- Appointing the members of the Board of Directors and their replacements for the next statutory period, being such Board of Directors comprised as follows: Main Directors: CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., ALFREDO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ and JULIO BUSTAMANTE, and as Acting Directors: ALBERTO DELFINO T., RICARDO DELFINO MONZON, ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO DELFINO, CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S. and ANGEL J. RAMIREZ O., all of them Venezuelan citizens, of legal age and of this domicile.

Likewise, in Meeting No. 915 of the Board of Directors of my principal, as of March 26, 2004 there were elected: President: CARLOS DELFINO T.; First Vice-President: CELESTINO MARTINEZ PEREZ, and Second Vice-President: CARLOS HENRIQUE PAPARONI M., and ALEJANDRO DELFINO T. was ratified as Executive President, everything pursuant to the provisions of the Seventh Clause of the Articles of Incorporation/By-Laws of the Company.

3.- Decreeing an ordinary cash dividend of six (6) bolivars per share, for the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2003 in favor of the shareholders registered on the fifth business day (limit date of transaction with benefit) following publication of the notice of the dividend that will be published in two (2) newspapers of major national circulation, prior authorization by the National Securities and Exchange Commission, payable from the fifth business day following this last date (effective date of registry with benefit). Payment will be made during the present year in one sole portion. Likewise, it was delegated on the Board of Directors setting of the registry and payment dates.

In this connection, the Board of Directors in its meeting No.915 as of March 26, 2004 using the powers vested upon it by the Shareholder's Meeting as of March 26, 2004 set forth April 6, 2004 as registry date (limit date of transaction with benefit) and April 15, 2004 as payment date (effective date of registration with benefit).

I attach hereto an authorized copy of the Minute of Shareholder's Meeting referred to together with Minute No.915 of the Board of Directors, a counterpart of the reports by the Board of Directors, the Statutory Auditors and the External Auditors as well as the Financial Statements approved in such Meeting, so that they are registered and filed to the company file kept by that Registry Office.

Likewise, I request you please to issue eight (8) certified copies of the present participation.

Caracas, at the date of its presentation (signed) Illegible. --

MINISTRY OF THE INTERIOR AND JUSTICE.

INTERPRETE PUBLICO JUDITH ... MORA

PUBLICO JUDITH X. HERNANDEZ MORA

FIRST COMMERCIAL REGISTRY OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE.

Caracas, the Twenty-Third (23rd) of April of the year 2004. Historical years: 194 and 145. Having the foregoing document being presented by its SIGNATORY for its registration and setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by Dr. NELLY GONZALEZ DIAZ and is registered with the Commercial Registry under No.-24-VOLUME –59-A-PRO. Fees paid Bs.357600,00 as per Form No.555370, Bank No.0300160100 amounting to Bs.41990,00. Identification was made as follows: DELFINO T. CARLOS, I.D. 3659617.

The Main First Registrar (signed) lawyer DEBORA PUTERMAN DE HECKER

This page belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Div/0/MAR --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A**., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minute transcribed herein below is a true and exact copy of its original, General Shareholder's Meeting as of March 26, 2004 that is inserted to the Minute Book of this company, and which textually transcribed reads as follows:

"As of today, at 12:00 m. of the Twenty-Sixth (26th) day of March of the year Two Thousand Four there gathered the shareholders of MANUFACTIRAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated March 19, 2004 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTIFICATION.

"Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 12:00 m., on March 26, 2004 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2003 in view of the reports by the Board of Directors and the Statutory Auditors. 2) Appointing the members of the Board of Directors for the next statutory period. 3) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders. Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, and other documents related herein have been at their disposal at the company premises from March 3, 2004. For the BOARD OF DIRECTORS. CARLOS DELFINO T. President.

There attended this meeting the shareholders listed at the bottom of this Minute, which represent two thousand twenty-two million two thousand one hundred eighty-eight (2,022,002,188) shares, that is, more than eighty-eight percent (88%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item of the notice** – which was read out – that is, **considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2003 in view of the reports by the Board of Directors and the Statutory Auditors**. The company financial statements and the consolidated financial statements as well as the report of management by the Board of Directors were read out and unanimously approved by the attending shareholders, except for the company Administrators who abstained from voting.

Immediately, the **Second Item** of the notice was considered, that is, **appointing the members of the Board of Directors for the next statutory period**. Nelly González used her right to speak and proposed to appoint as **Main Members** of the Board of Directors: CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., ALFREDO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO

MARTINEZ PEREZ and JULIO BUSTAMANTE, and as Acting Directors: ALBERTO DELFINO T., RICARDO DELFINO MONZON, ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO DELFINO, CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S. and ANGEL J. RAMIREZ O. Submitted the consideration to the Shareholders, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Third Item** of the notice was considered, that is, **agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders**. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: Agreeing upon the decree of dividends to allocate to shareholders. It is hereby proposed to decree an ordinary cash dividend of six (6) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2003 in favor of the shareholders registered on the fifth business day (limit date of transaction with benefit) following publication of the notice of the dividend that will be published in two (2) newspapers of major national circulation, prior authorization by the National Securities and Exchange Commission, payable from the fifth business day following this last date (effective date of registry with benefit). Payment will be made during the present year in one sole portion.

Likewise, it was delegated on the Board of Directors setting of the registry and payment dates.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal, and the Meeting authorized the members of the Board of Directors so that any of them make the corresponding participation to the Commercial Registry.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

This certification is issued in the city of Caracas, on the Twelfth (12th) day of April of the year Two Thousand Four (2004).

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President. --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, a trading company of this domicile, **DO HEREBY CERTIFY THAT**: The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"RECORD No. 915. As of today, the Twenty-Sixth (26th) day of March of Two Thousand Four, at 1:00 p.m. there gathered at the company premises the members of the Board of Directors: CARLOS DELFINO T., Chairman; CELESTINO MARTINEZ P., First Vice-President, CARLOS H. PAPARONI M., Second Vice-President; the Directors: ARNALDO AÑEZ D., JUAN CARLOS CARPIO, NELSON ISAMIT, JULIO BUSTAMANTE, ALFREDO TRAVIESO P., ELENA DELFINO, ALFREDO GOMEZ-RUIZ and FERNANDO PAPARONI, Acting Director when ALICIA MARIELA PAPARONI is absent. There were also present: ALEJANDRO DELFINO T., Executive President and JOSE GAETANO PAPARONI, Advisor.

1. Pursuant to the provisions of Clause 7 of the Articles of Incorporation of the company, the Board of Directors agreed to appoint Carlos Delfino T., Celestino Martínez P. and Carlos Henrique Paparoni as President, First Vice-President and Second Vice-President, respectively."

This certification is issued at the request of the party concerned in Caracas, on the twelfth (12th) day of April of the year Two Thousand Four.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Carlos E. Delfino T. (signed) Illegible.

Chairman of the Board of Directors. --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, a trading company of this domicile, **DO HEREBY CERTIFY THAT**: The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"RECORD No. 915. As of today, the Twenty-Sixth (26th) day of March of Two Thousand Four, at 1:00 p.m. there gathered at the company premises the members of the Board of Directors: CARLOS DELFINO T., Chairman; CELESTINO MARTINEZ P., First Vice-President, CARLOS H. PAPARONI M., Second Vice-President; the Directors: ARNALDO AÑEZ D., JUAN CARLOS CARPIO, NELSON ISAMIT, JULIO BUSTAMANTE, ALFREDO TRAVIESO P., ELENA DELFINO, ALFREDO GOMEZ-RUIZ and FERNANDO PAPARONI, Acting Director when ALICIA MARIELA PAPARONI is absent. There were also present: ALEJANDRO DELFINO T., Executive President and JOSE GAETANO PAPARONI, Advisor.

2. The Board of Directors agreed to ratify Lic. Alejandro Delfino T. as Executive President pursuant to the provisions of Clause 7 of the Articles of Incorporation/By-Laws of the company."

This certification is issued at the request of the party concerned in Caracas, on the twelfth (12th) day of April of the year Two Thousand Four.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Carlos E. Delfino T. (signed) Illegible.

Chairman of the Board of Directors. --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, a trading

company of this domicile, **DO HEREBY CERTIFY THAT**: The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"RECORD No. 915. As of today, the Twenty-Sixth (26th) day of March of Two Thousand Four, at 1:00 p.m. there gathered at the company premises the members of the Board of Directors: CARLOS DELFINO T., Chairman; CELESTINO MARTINEZ P., First Vice-President, CARLOS H. PAPARONI M., Second Vice-President; the Directors: ARNALDO AÑEZ D., JUAN CARLOS CARPIO, NELSON ISAMIT, JULIO BUSTAMANTE, ALFREDO TRAVIESO P., ELENA DELFINO, ALFREDO GOMEZ-RUIZ and FERNANDO PAPARONI, Acting Director when ALICIA MARIELA PAPARONI is absent. There were also present: ALEJANDRO DELFINO T., Executive President and JOSE GAETANO PAPARONI, Advisor.

3. The Board of Directors decided to set forth April 6, 2004 as registry date (limit date of transaction with benefit) and April 15, 2004 as payment date (effective date of registration with benefit) of the dividend approved by the General Shareholder's Meeting held on this same date, which decreed an ordinary cash dividend of Six Bolivars (Bs.6.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2003. Dividends will be paid at the company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto."

This certification is issued at the request of the party concerned in Caracas, on the twelfth (12th) day of April of the year Two Thousand Four.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Carlos E. Delfino T. (signed) Illegible.

Chairman of the Board of Directors. ---

Caracas, Twenty-Third (23rd) day of May of the year Two Thousand Four (2004) (signed) DELFINO T. CARLOS, Lawyer Debora Puterman de Hecker. The present certified publication copy is issued as per form No.555370.

0/MAR

Lawyer Debora Puterman de Hecker (signed) Illegible.

First Commercial Registrar.

Translator's Note:

At the left side of this signature there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry." Next, there is another wet seal that reads as follows: "First Commercial Registry. Fiscal stamps amounting to Bs.43966 were paid by using form F-18 No.3560740 as of 4/23/2004 as per Official Gazette No.36882 as of 2/1/2000." At the upper right margin of each folio originally written in Spanish there is a wet seal that reads as follows: "National Securities ad Exchange Commission. 2004 April 28 AM 8:42. FILE RECEIVED."--

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 11th, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010
Teléfono (02) 9012311
Internet: http://www.manpa.com

2004 APR 28 AM 8:42
RECIBIDO

Caracas, 27 de abril de 2004

Señores
COMISION NACIONAL DE VALORES
Su Despacho

Para su debido conocimiento y fines consiguientes, anexo a la presente les remito copia del Registro Mercantil de la **Asamblea General Ordinaria de Accionistas** de esta compañía celebrada el día **26 de marzo de 2004.**

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA:

Abg. DEBORA PUTERMAN DE HECKER, REGISTRADORA MERCANTIL PRIMERA DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original está inscrito en el Tomo: 59-A-Pro... Número: 24 del año 2004 así como La Participación, Nota Y Documento que se copian de seguida son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A

0/MAR

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

Recibido: 23.4.09
Planilla: Bco: 030160100
Recibido: 550370
Inscribirse: ABR 2004
Visto Bueno:

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho

3251

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la **Asamblea General Ordinaria de Accionistas** de mi representada celebrada el **26 de marzo de 2004**, fue aprobado lo siguiente:

1° Los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2003, con vista de los informes de la Junta Directiva y de los Comisarios.

2° La **elección de los Miembros de la Junta Directiva y sus Suplentes** para el próximo período estatutario, quedando integrada por las siguientes personas: **Directores Principales**: CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., ALFREDO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ y JULIO BUSTAMANTE, y **Directores Suplentes**: ALBERTO DELFINO T., RICARDO DELFINO MONZON, ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO DELFINO, CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S. y ANGEL J. RAMIREZ O. Todas las personas nombradas son venezolanas, mayores de edad y de este domicilio.

Igualmente en reunión N° 915 del 26 de marzo de 2004 de la Junta Directiva de mi representada, fueron elegidos: <u>Presidente</u>: CARLOS DELFINO T.; <u>Primer Vicepresidente</u>: CELESTINO MARTINEZ PEREZ, y <u>Segundo Vicepresidente</u>: CARLOS HENRIQUE PAPARONI M.; y ratificado como <u>Presidente Ejecutivo</u>: ALEJANDRO DELFINO T., todo de conformidad con lo dispuesto en la Cláusula Séptima del Documento Constitutivo-Estatutos de la compañía.

3° Decretar un dividendo ordinario en efectivo de seis bolívares (Bs. 6,00) por acción, para

☐ SOL. IMP.
☐ C. B.
☐ CARTA B.
☐ INV.
☐ SIEX
☒ BALANCE

REGISTRO MERCANTIL PRIMERO
FUNCIONARIO:
N° 3251
FIRMA: 23/04/04

2004 ABR 08 ... 9:43

RECIBIDO

Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de la compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2003, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de circulación nacional del aviso del dividendo autorizado por la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago deberá efectuarse durante el presente año, en una porción. Asimismo, delegó en la Junta Directiva la fijación de las fechas de registro y pago.

En este sentido, la Junta Directiva en su reunión N° 915 de fecha 26 de marzo de 2004, haciendo uso de las facultades conferidas por la Asamblea de Accionistas de fecha 26 de marzo de 2004, estableció como fecha de registro (fecha límite de transacción con beneficio) el 6 de abril de 2004 y como fecha de pago (fecha efectiva de registro del beneficio) el 15 de abril de 2004.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de la Asamblea de Accionistas referida y del Acta de Junta Directiva N° 915, un ejemplar de los informes de la Junta Directiva, de los Comisarios y de los Auditores Externos, así como de los Estados Financieros aprobados en dicha Asamblea.

Asimismo, solicito se sirva expedir ocho (8) copias certificadas de la presente participación y Actas de la Junta Directiva.

Caracas, a la fecha de su presentación.

Carlos Sequino

2004 APR 28 AM 8:43

RECIBIDO

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Caracas, Veintitres (23) de Abril del Año 2004.- (194° y 145°). Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por Dr. NELLY GONZALEZ DIAZ , se inscribe en el Registro de Comercio bajo el N°: -24- TOMO -59-A- PRO.. Derechos Pagados Bs.510300.00 Según Planilla RM N°555370, Banco N°0300160100 Por Bs.:41990.00. La identificación se efectuó así: CARLOS DELFINO T, C.I: V-3.659.617

La Registradora Mercantil Primera

Fdo. Abg. DEBORA PUTERMAN DE HECKER

ESTA PAGINA PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 401910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Nelly González Díaz
Abogado
Inpre. Abogado No. 31291

2004 ABR 28
51
RECIBIDO

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Ordinaria de Accionistas** de fecha **26 de marzo de 2004**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **veintiséis (26) de marzo del año dos mil cuatro**, siendo las **12:00 m.**, se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 19 de marzo de 2004, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 26 de marzo de 2004, a las 12 m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2003, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario. 3° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 3 de marzo de 2004. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan dos mil ventidos millones dos mil ciento ochentiocho (2.022.002.188) acciones, o sea, más del ochentiocho por ciento (88%) del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo

anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2003, con vista de los informes de la Junta Directiva y de los Comisarios.** Los Estados Financieros de la compañía y los consolidados, así como el informe de gestión de la Junta Directiva, los cuales una vez leídos y ampliamente comentados, resultaron aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.

De seguida se procedió a considerar el Segundo Punto de la convocatoria, o sea, **Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.** Tomó la palabra **Nelly González** y propuso designar como **Miembros Principales** de la Junta Directiva a los señores: CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., ALFREDO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ, y JULIO BUSTAMANTE, y como **Miembros Suplentes** a los señores: ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S., y ANGEL J. RAMÍREZ. Sometida a consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, **Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.** Tomó la palabra **Carlos Delfino T.** y leyó la siguiente proposición de la Junta Directiva: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Seis Bolívares (Bs. 6,00) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2003, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a

MANPA

2004 APR 28 AM 8: ...
ARCHIVO
RECIBIDO

esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.
Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.
Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los doce (12) días del mes de abril del año dos mil cuatro (2004).

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

MANPA

3251

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 915:** Hoy, veintiseis (26) de marzo de dos mil cuatro, siendo la 1:00 p.m. se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente, Carlos H. Paparoni, Segundo Vicepresidente, los Directores: Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Elena Delfino, Alfredo Gómez Ruiz y Fernando Paparoni, Director Suplente en ausencia de Alicia Mariela Paparoni. Igualmente se encontraban presentes Alejandro Delfino T. Presidente Ejecutivo, y José Gaetano Paparoni Asesor.

1. De conformidad con lo establecido en la cláusula 7 del Documento Constitutivo Estatutos de la compañía, la Junta Directiva acordó designar para los cargos de Presidente, Primer Vice-Presidente y Segundo Vice-Presidente de la misma a los señores: Carlos Delfino T. Celestino Martínez P. y Carlos Henrique Paparoni respectivamente".

Certificación que expido en Caracas a los doce (12) días del mes de abril del año dos mil cuatro.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

MANPA

3251

2004 ... 28 AM 8:43

RECIBIDO

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

> "**Acta N° 915:** Hoy, veintiseis (26) de marzo de dos mil cuatro, siendo la 1:00 p.m. se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Elena Delfino, Alfredo Gómez Ruiz y Fernando Paparoni, Director Suplente en ausencia de Alicia Mariela Paparoni. Igualmente se encontraban presentes Alejandro Delfino T. Presidente Ejecutivo, y José Gaetano Paparoni Asesor.
>
> 2. La Junta Directiva acordó ratificar al Lic. Alejandro Delfino T., como Presidente Ejecutivo, de conformidad con lo establecido en la cláusula 7 del Documento Constitutivo Estatutos de la compañía".

Certificación que expido en Caracas a los doce (12) días del mes de abril del año dos mil cuatro.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 915:** Hoy, veintiseis (26) de marzo de dos mil cuatro, siendo la 1:00 p.m. se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Elena Delfino, Alfredo Gómez Ruiz y Fernando Paparoni, Director Suplente en ausencia de Alicia Mariela Paparoni. Igualmente se encontraban presentes Alejandro Delfino T. Presidente Ejecutivo, y José Gaetano Paparoni Asesor.

3. La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 6 de abril de 2004 y como fecha de pago (fecha efectiva de registro del beneficio) el 15 de abril de 2004, del dividendo aprobado por la Asamblea General Ordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo ordinario en efectivo de Seis Bolívares (Bs. 6,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2003. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto".

Certificación que expido en Caracas a los doce (12) días del mes de abril del año dos mil cuatro.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

CARACAS, Veintitres (23) DE Abril DEL AÑO DOS MIL Cuatro (2004) (FDOS.) CARLOS DELFINO T. Abg. DEBORA PUTERMAN DE HECKER

SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN PLANILLA N°: 555370

0/MAR

Abg. DEBORA PUTERMAN DE HECKER

REGISTRADORA MERCANTIL PRIMERA

Registro Mercantil Primero

Los Timbres Fiscales por el monto de 43.966,00 han sido cancelados mediante planilla F-16 N° 3560740 en fecha 23/04/2004 según Gaceta **Oficial N° 36.882, de fecha: 1-2-2000.**